Exhibit 99.1

AltaGas Advances Global Export Strategy with a Focus on Integration and Optimization

AltaGas Advances Global Export Strategy Through Increased Ownership in Petrogas; Transaction Expected to be Earnings, Cash Flow and Credit Accretive; Remains Committed to Providing Access to Premium Global LPG Markets and Reducing Asian Carbon Intensity

Calgary, Alberta (October 16, 2020)

AltaGas Ltd. ("AltaGas or the Company") (TSX: ALA) announces that AltaGas Idemitsu Joint Venture Limited Partnership (“AIJV”) and SAM Holdings Ltd. (“SAM”) have entered a definitive agreement with respect to the put process surrounding Petrogas Energy Corp. (“Petrogas”), which was originally announced on January 2, 2020. Pursuant to the agreement, AltaGas is indirectly acquiring an additional 37% of Petrogas’ equity for total consideration of approximately $715 million. This consideration includes the acquisition of 4,751,733 shares of Petrogas and incorporates working capital normalization and certain other factors. Post-closing, AltaGas’ indirect ownership in Petrogas will increase to approximately 74% with Idemitsu Kosan Co., Ltd. (“Idemitsu”) owning the remaining approximate 26%. Upon closing AltaGas plans to fully consolidate Petrogas’ financial results, where previously the company only captured Petrogas’ historical performance through an equity pick up via AltaGas’ non-controlling interest and preferred dividends received.

AltaGas plans to initially fund the transaction with short-term debt from the Company’s approximate $4 billion of current estimated liquidity, and to later repay such draw through the strong free cash flow from the asset base and expected proceeds from non-core asset sales targeted over 2021. The transaction, based on initial financing, is expected to be accretive to AltaGas’ credit metrics on a run-rate basis, with any potential subsequent asset sales expected to further improve the Company’s credit metrics. The transaction is also anticipated to be immediately accretive to earnings and cash flow per share. Subject to regulatory approvals and customary closing conditions, the transaction is expected to close in the fourth quarter of 2020 or first quarter of 2021. The transaction is subject to clearance under the Competition Act (Canada) and the Canada Transportation Act.

CEO Message

“We are excited about the opportunity to increase our ownership interest in Petrogas. This acquisition is consistent with our global export strategy, growing Midstream operations, and corporate focus on building a diversified, low-risk, high-growth Utilities and Midstream business that is set to deliver resilient, durable and compounding value for our stakeholders. The transaction provides AltaGas with operational responsibility of strategic assets that, along with our Ridley Island Propane Export Terminal (“RIPET”) and our existing Midstream assets, positions the company to capture efficiencies that will accrue to our shareholders and customers. The capital-intensity of the Petrogas asset base is very low with small annual maintenance capex requirements, and the platform should produce strong and recurring free cash flow over the coming years that will allow us to continue to de-leverage and fund our low-risk growth in our Utilities platform and continue optimization and grow our Midstream business” said Randy Crawford, AltaGas’ President and CEO.

“In addition to increasing our interest in the Ferndale Liquified Petroleum Gas (“LPG”) export terminal with additional propane export capacity, we are adding a butane option for our customers. The acquisition will also provide AltaGas with greater access to NGL supply and storage, including Fort Saskatchewan, Alberta. It will expand our logistics capabilities with a significant complementary and contracted asset base in key regions across North America and add a large network of additional customer relationships, along with operational expertise across these regions. The continuous improvement of our logistical capabilities along with low capital investments in additional storage and rail improvements, will provide the opportunity for cost reductions that will accrue directly to the bottom line.

“The Ferndale LPG export terminal and wharf are located on the west coast in Washington State, which provides the same structural advantage related to reduced shipping days to Asian markets as RIPET, and has capacity to export in excess of 50,000 Bbls/d of combined butane and propane. Combined with AltaGas’ RIPET, our export capacity will increase to approximately 100,000 Bbls/d, with the ability to ultimately achieve in excess of 130,000 Bbls/d over the medium-term once RIPET is increased to nameplate capacity. This transaction will further position AltaGas as an industry-leader in exporting clean lower-carbon North American energy to Asia. More specifically, the combined current LPG export capacity of RIPET and Ferndale currently has the potential to reduce the equivalent of approximately 500,000 average Asian citizens’ total carbon footprints per year, when compared to burning more carbon-intensive fuels like thermal coal. As our LPG exports increase, so will our positive impact as a company that provides optionality to global markets for affordable and cleaner energy sources that are capable of reducing global carbon emissions.

“Consolidating Petrogas will better highlight the platform’s strong, steady and recurring free cash flow. On a run-rate basis, we anticipate that this transaction will be approximately 10% accretive to earnings per share, approximately 15% accretive to cash flow per share while improving our pro-forma run-rate leverage metrics, despite being entirely debt financed. Post-closing, we will embrace the best practices for the combined organization, along with our partner Idemitsu, and will be acutely focused on integrating Petrogas’ midstream infrastructure, logistics and service offerings within AltaGas. We estimate, in the short-term, there to be approximately $30 million of annual synergies within the combined platform, which we expect will deliver meaningful value for our stakeholders. In the longer term, the addition of the Petrogas assets will position AltaGas with the opportunity to make investments to facilitate the full utilization and capacity of our combined platform to export additional LPG cargoes to Asia.

“We’re excited to be increasing our investment in Petrogas and what we believe can be achieved through optimization opportunities. We’re also excited to be continuing our long-term partnership and working alongside Idemitsu, a partner we hold in the highest of regards. We look forward to leveraging the best practices of our company and Idemitsu, an organization that has been involved in the global energy sector for more than a century.” said Randy Crawford, AltaGas’ President and CEO.

Petrogas Message

“After operating Petrogas for nearly 35 years, I’m excited about what the future will bring for this company”, said Stan Owerko, Petrogas’ Founder, President & CEO. “I have had the rare privilege of growing Petrogas into one of the largest privately held midstream and logistics companies in North America. It is a business that I’m proud to have assembled alongside the strong management team and experienced employees that are part of the company, including the approximately 300 employees that are part of the company today. However, it’s an appropriate time to have AltaGas and Idemitsu assume full ownership of the company. I intend to continue as a consultant over the next 12-18 months to ensure a seamless transition for the company, our employees and the communities where we operate. I look forward to being part of the ongoing transition.”

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Financial Highlights

AltaGas consideration for SAM’s Petrogas equity is $715 million, which will be settled in cash at the time of closing and incorporates working capital normalization and other certain factors. There is also a small earnout over the next two years payable at a subsequent time, subject to fulfilment of certain conditions.

Upon closing AltaGas plans to fully consolidate Petrogas’ financial results, where previously the Company only captured Petrogas’ historical performance through an equity pick up via AltaGas’ non-controlling interest and preferred dividends. Over the past three years (2017-2019), Petrogas’ average normalized annual EBITDA has been approximately $186 million, with 2019 being a strong year, which reflects the enhancements in safety and the efficiency of the Ferndale operation over the past couple years that should underpin durable increases in sustainable export capacity. This includes the acquisition of the wharf and other optimization initiatives. Over the trailing twelve months as of June 30, 2020 normalized EBITDA was approximately $218 million. Within these normalized figures, the positive impact of contract settlements or other factors have been backed out to not overinflate the trailing average for any one-time events that are unlikely to repeat in the future. These trailing financial figures compare to AltaGas recording average normalized three-year equity earnings and preferred share dividends of $34 million. Had AltaGas owned its new pro-forma 74% equity interest over 2017-2019, the Company’s higher ownership position would have generated approximately $152 million higher average three-year normalized annual EBITDA over this same period.

Assuming reasonable LPG exports from Ferndale in 2021, the current forward curves and other logical assumptions, coupled with Petrogas’ fixed fee-based contracts, Petrogas is expected to earn an estimated $185 million of normalized EBITDA in 2021, prior to operational synergies. In addition, by optimizing the marketing contract portfolios and logistics, together with supply chain efficiencies and potential cost savings, AltaGas also estimates there to be an opportunity for approximately $30 million of annual synergies, which the Company will plan to take steps to substantially achieve in the first year and be fully realizing these on a run-rate basis at the end of 2021.

Assets and Operations

Petrogas is one of the largest privately held midstream and logistics companies in North America with operations dating back to 1986. The company operates a large scale fully integrated natural gas liquids (“NGLs”) and crude oil platform that provides sourcing, storage, marketing, and transportation services of NGLs and LPGs for customers throughout Canada, the U.S. and Asia and crude oil throughout Canada and the U.S.

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Petrogas’ business is principally underpinned by four core divisions:

1.	LPG Exports & Distribution: Comprised of the Ferndale LPG export facility and engages in the purchase, sale, and distribution of NGLs and LPGs throughout North America and Asia.

2.	Domestic Terminals: Operates various North American storage terminals that support the LPG Exports and Distribution activities. The division also enters into long-term take or pay contracts for management, logistics and optimization services.

3.	Wellsite Fluids and Fuels: Operates two production facilities focused on the development and production of proprietary drilling fluids, jet fuel, furnace fuel and heating oil.

4.	Trucking and Liquids Handling: Provides internal and third-party trucking services in Western Canada and the Pacific Northwest. Includes hauling LPGs, crude, drilling fluids and produced water.

The LPG Exports & Distribution and Domestic Terminals are Petrogas’ largest segments and represent greater than 90% of Petrogas’ trailing EBITDA.

The Ferndale terminal is an LPG export terminal located on the U.S. west coast near Ferndale, Washington, which is approximately 100 miles north of Seattle. Shipping times to Asia average approximately 11 days using Very Large Gas Carriers from the facility and, as such, the terminal has a similar structural shipping advantage as AltaGas’ RIPET facility compared to various LPG export terminals located on the U.S. Gulf Coast. Ferndale has refrigerated storage capacity, and is pipeline connected to the BP Cherry Point and Phillips 66 Ferndale refineries. Similar to AltaGas’ RIPET export facility, LPG export volumes being shipped from Ferndale are delivered into various Asian markets and provide a cleaner, lower-carbon option for these key importing regions.

Petrogas’ Fort Saskatchewan Rail Loading and Truck Facility together with other storage facilities in Canada and the U.S., expands AltaGas’ NGL supply capture area and will enhance the Company’s NGL storage and logistics capabilities. Upon closing, AltaGas will have access to a fleet of approximately 3,000 additional rail cars, five incremental rail and pipeline connected terminals, and approximately 6.2 million barrels of additional above ground and cavern storage, including Ferndale. Fort Saskatchewan is pipeline connected to fractionation facilities and to above-ground and cavern multi-product storage facilities in Canada. Petrogas’ Canadian storage facilities, which are located in Fort Saskatchewan, AB, Sarnia, ON and Strathcona, AB have a combined capacity of approximately 4.3 million barrels of on-site storage handling for crude, propane, butane and ethylene and are pipeline connected to refiners. Petrogas’ largest U.S. storage and terminal facility, located in Indiana, has two underground storage caverns for propane and butane. This facility is situated near several refineries and crude oil refined product tank farms, is pipeline connected to area refiners and chemical facilities, and has inbound and outbound truck and rail capabilities.

Conference Call and Webcast Details

AltaGas will hold a conference call today, October 16, at 7:00 a.m. MT (9:00 a.m. ET and 14:00 BST) to discuss the Company’s acquisition of its increased ownership in Petrogas.

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Members of the investment community and other interested parties may dial 1-647-427-7450 or toll-free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.

Shortly after the conclusion of the call, a replay will be available commencing at 10:00 a.m. MT (12:00 p.m. ET and 17:00 BST) on October 16, 2020 by dialing 403-451-9481 or toll-free 1-855-859-2056. The passcode is 5437008.

About AltaGas

AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. The company operates a diversified, low-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders. For more information visit www.altagas.ca or reach out to:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

403.691.7575

jon.morrison@altagas.ca

Adam McKnight

Director, Investor Relations

403.691.7575

Adam.McKnight@altagas.ca

Investor Inquiries:

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries:

1-587-955-4519

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as: “will”, “plans”, “estimated”, “expected”, “later”, “anticipated”, “opportunity”, “growing, “positions”, “should”, “potential”, “approximately”, “increase”, “forward”, “future”, “ahead”, and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: advancement of AltaGas’ global export strategy; AltaGas’ post-closing indirect ownership in Petrogas; planned consolidation of Petrogas’ financial results; planned funding for the transaction; expected receipt of proceeds of non-core asset sales in 2021; expected accretive effect on AltaGas’ credit metrics, earnings per share and cash flow per share; expected closing date of the transaction; expected benefits to AltaGas’ global export strategy; opportunity to capture efficiencies that will accrue to shareholders and producers; expectation that the Petrogas platform will produce strong and recurring cash flow over the coming years; expectation that the transaction will provide the opportunity for cost reductions; anticipated total potential combined export capacity of RIPET and Ferndale; potential for reduction of total carbon footprint per year in the Asian market; estimated annual synergies of approximately $30 million within the combined platform; expected estimated EBITDA of $185 million in 2021, prior to operational synergies; and plan to take steps to substantially achieve operational synergies of approximately $30 million by the end of 2021. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: expansion capacity of the Ferndale facility, number of ships and export levels from the Ferndale facility in 2021, current forward curves, terms of Petrogas’ underlying contracts, effective tax rates, the U.S./Canadian dollar exchange rate, the impact of the COVID-19 pandemic, financing initiatives, propane price differentials, the performance of the businesses, commodity prices, weather, frac spread, access to capital, timing and receipt of regulatory approvals, planned and unplanned facility outages, acquisition and divestiture activities, operational expenses and returns on investments.

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AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: regulatory approval of the transaction; achievement of conditions to closing the transaction; the risks and impact of COVID-19; health and safety risks; operating risks; infrastructure risks; service interruptions; regulatory risks; litigation risk; decommissioning, abandonment and reclamation costs; climate and carbon tax risks; reputation risk; weather data; Indigenous land and rights claims; crown duty to consult with Indigenous peoples; changes in laws; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; cyber security, information, and control systems; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; RIPET rail and marine transport; impact of competition in AltaGas' Midstream and Power businesses; commitments associated with regulatory approvals for the acquisition of WGL; counterparty credit risk; composition risk; collateral; regulatory agreements; non-controlling interests in investments; delays in U.S. federal government budget appropriations; consumption risk; market risk; market value of common shares and other securities; variability of dividends; potential sales of additional shares; volume throughput; natural gas supply risk; risk management costs and limitations; underinsured and uninsured losses; Cook Inlet gas supply; securities class action suits and derivative suits; electricity and resource adequacy prices; cost of providing retirement plan benefits; labor relations; key personnel; failure of service providers; compliance with Section 404(a) of Sarbanes- Oxley Act; integration of WGL; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2019 (AIF) and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

NON-GAAP MEASURES

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. Readers are cautioned that there may be variances in the calculation of historical non-GAAP measures by Petrogas as compared to AltaGas. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended June 30, 2020. These non-GAAP measures provide additional information that management believes is meaningful regarding operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

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EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using net income adjusted for pre tax depreciation and amortization, interest expense, and income tax expense. Normalized EBITDA includes additional adjustments for transaction costs related to acquisitions and dispositions, merger commitment recoveries due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, non-controlling interest of certain investments to which HLBV accounting is applied, losses (gains) on investments, gains on sale of assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, provisions on assets, provisions on investments accounted for by the equity method, distributed generation asset related investment tax credits, foreign exchange losses (gains), and accretion expenses related to asset retirement obligations. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized net income represents net income applicable to common shares adjusted for the after-tax impact of transaction costs related to acquisitions and dispositions, merger commitment recoveries due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, losses (gains) on investments, gains on sale of assets, provisions on assets, provisions on investments accounted for by the equity method, restructuring costs, dilution loss on equity investment, COVID-19 related costs, and statutory tax rate change. Normalized net income is used by Management to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities. Normalized earnings per share is calculated as normalized net income divided by the average number of shares outstanding during the period.

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